FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Back to Contents

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Major Event dated April 4, 2003 titled, “Grupo Santander Central Hispano Increases its Stake in Orígenes”.

Back to Contents

ITEM 1

MAJOR EVENTS

Grupo Santander Central Hispano
Increases Its Stake In Orígenes

Santander Central Hispano, in fulfillment of agreements reached with the Bank of Boston in 2000, has increased its stake in Grupo Orígenes of Argentina from 39.2% to 59.2%.

The value of the transaction is US$150 million, which was entirely provisioned for as of 31 December 2002 under the Santander Central Hispano policy of total coverage of Argetine risk.

The Orígenes Group consists of a pension fund manager as well as retirement and life insurance units. Orígenes AFJP is the largest pension manager in Argentina, with 2.3 million accounts. The pensions unit manages $2.8 billion, with a market share of 24%, more than Consolidar (BBVA), Siembra (Citibank) and Máxima (HSBC) combined. Together, these four groups cover 75% of the market.

Origenes AFJP is completely independent of Banco Río.

Madrid, 4th April, 2003

Investor Relations Department Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370 Fax: 3491.5226670/5581453

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 7, 2003	By:	/s/ JOSÉ ANTONIO ALVAREZ

Name: José Antonio Alvarez
Title: Executive Vice President